F O R M    4

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.	Name and Address of Reporting Person*

		Astoria Capital Partners, L.P.
		6600 SW 92nd Avenue, Ste. 370
		Portland, Oregon  97223

2.	Issuer Name and Ticker or Trading Symbol

		Omnis Technology Corp. (f/k/a Blyth Holdings, Inc.)

3.	IRS Identification Number of Reporting Person, if an Entity
(Voluntary)

		94-3160631

4.	Statement for Month/Year

		April 1999

5.	If Amendment, Date of Original (Month/Year)

		October 2000

6.	Relationship of Reporting Person to Issuer
	(Check all applicable)

	[]	Director					[X]	10% Owner
	[]	Officer (give title below)	[]	Other (specify below)


7.	Individual or Joint/Group Filing
	(Check applicable line)

	[X]	Form filed by one Reporting Person
	[]	Form filed by more than one Reporting Person

*If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


	Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

		Common Stock, $.10 par value

2.	Transaction Date (Month/Day/Year)

		4/1/99

3.	Transaction Code (Instr. 8)

		Code		P
		V

4.	Securities Acquired (A) or Disposed of (D)
	(Instr. 3, 4 and 5)

		Amount	1,000,000 shares
		(A) or (D)A
		Price	$0.25/share

5.	Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

		-3,543,344-

6.	Ownership Form:  Direct (D) or Indirect (I)
	(Instr. 4)

		D

7.	Nature of Indirect Beneficial Ownership
	(Instr. 4)




	Table II -- Derivative Securities Acquired,
	Disposed of, or Beneficially Owned
	(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

	Series A Convertible Preferred Stock par value $1.00

2.	Conversion or Exercise Price of Derivative Security

	N/A

3.	Transaction Date (Month/Day/Year)

	N/A

4.	Transaction Code (Instr. 8)

		Code		N/A
				V

5.	Number of Derivative Securities Acquired (A) or
	Disposed of (D)
	(Instr. 3, 4 and 5)

		(A)	-0-
		(D)

6.	Date Exercisable and Expiration Date (Month/Day/Year)

		Date Exercisable	At discretion of holder
		Expiration Date	None

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

		Title 	Common Stock, $.10 par value
		Amount or Number of Shares	500,100

8.	Price of Derivative Security (Instr. 5)

		-$500,000-

9.	Number of Derivative Securities Beneficially Owned at
	End of Month (Instr. 4)

		-300,000-

10.	Ownership Form of Derivative Security:  Direct (D) or
	Indirect (I) (Instr. 4)

		D

11.	Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

On October 6, 2000, the reporting person filed a Form 4 incorrectly reporting that at the end of April 1999, the reporting person owned 4,043,444 shares of Common Stock. In fact, at the end of April 1999, the reporting person owned 3,543,344 shares of Common Stock plus derivative securities convertible into 500,100 shares of Common Stock.

				ASTORIA CAPITAL PARTNERS, L.P.



				/s/ Richard W. Koe        	10/19/00
				Richard W. Koe 	Date
				General Partner of
				Astoria Capital Partners, L.P.

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

(..continued)





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